TICKET CORP.
                     9625 Mission Gorge Road, Suite B2 #318
                                Santee, CA 92071
                          e-mail: ticketcorp1@yahoo.com
                   Telephone (775) 352-3936 Fax (775) 201-8190
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                                                                    June 3, 2014

Via EDGAR

Mr. John Dana Brown
Ms. Theresa Messinese
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Ticket Corp.
    Amendment No. 5 to Registration Statement on Form S-1
    Filed May 7, 2014
    File No. 333-187544

Dear Mr. Brown and Ms. Messinese:

In response to your letter of May 21, 2014 regarding the Company's Amended Registration Statement on Form S-1 filed May 7, 2014 we have further amended the Registration Statement and provide this cover letter to identify the changes made.

Description of Our Business, page 18

Principal Products or Services and Their Markets, page 18

     1. We have removed the sentence related to the company tracking when new tickets will be on sale. We have revised the disclosure to read: "The Company intends to record when new event tickets will be on sale, physically purchase initial ticket inventories and utilize our software to allow us to track and analyze ticket pricing trends in order to purchase tickets as close as possible at their lowest purchase point. We will continue to buy and sell tickets up to the time the event occurs."

     2. Stubhub only has an agreement with major league baseball to cancel and reissue new bar codes. Ticketmaster only cancels and reissues new bar codes for venues they own or shows they manage or support. We have clarified in our filing the fact that we, as well as Stubhub and Ticketmaster, are able to forward original ticket Bar codes.

Pricing, page 22

     3. We have revised this paragraph in order to clarify the effects of pricing that follows common economic rules of supply and demand.

We acknowledge and understand that the company and management are responsible for the accuracy and adequacy of the disclosures made in our filings. The company further acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Russell Rheingrover
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Russell Rheingrover
President & Director

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